VIA EDGAR AND FEDEX OVERNIGHT

Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

June 12, 2024

Re:	Smart Rx Systems, Inc.

Offering Statement on Form 1-A

Filed April 18, 2024

File No. 024-12426

Dear Mr. Fetterolf:

This letter is submitted on behalf of Smart Rx Systems, Inc., a Florida corporation (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated May 13, 2024 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on April 18, 2024 (“New Form 1-A”).

We note that the Commission has requested us to include the audited financial statements as of the most recently completed fiscal year end in accordance with paragraphs (b)(3)(A), (b)(4) and (c) of Part F/S of Form 1-A per comment 5 of the Comment Letter. Issuer’s auditor is currently working to produce the audited financial statements for the Issuer’s most recently completed fiscal year (fiscal year end December 31, 2023). After Issuer has received such audited financial statements, Issuer will file a Form 1-K in accordance with Rule 257 of Regulation A and file an amendment to the New Form 1-A to include such audited financial statements. The amendment to the New Form 1-A will address all comments from the Comment Letter dated May 13, 2024, and will be filed concurrently with a new response letter to the Commission that addresses each comment. The Company will also file a Form 1-Z terminating its prior Form 1-A (File number: 024-11384) after filing the Form 1-K.

Comment number 5 is copied below for ease of reference:

We note that you have included the audited financial statements for your fiscal year ended December 31, 2022 and 2021, as well as the unaudited interim financials as of June 30, 2023. Please file the audited financial statements as of the most recently completed fiscal year end in accordance with paragraphs (b)(3)(A), (b)(4) and (c) of Part F/S of Form 1-A. Update your Management's Discussion and Analysis of Financial Condition and Results of Operation in accordance with Item 9 of Form 1-A, as well as throughout the offering circular as appropriate.

Please feel free to contact me at (804) 420-6018 for any questions or comments related to this letter.

Very truly yours,

/s/ Tom Voekler

Tom Voekler

cc:	Santu Rohatgi